EXHIBIT 7.1

Computation of Net Debt to Shareholders’ Equity Ratio

The computation of Net Debt to Shareholders’ Equity ratio as of March 31, 2008 and 2007 is as follows:

	As of March 31, 2008	As of March 31, 2007
	(Rs. millions)
Long-term Debt	58,792.8	40,235.1
Short-term Debt (including current portion)	69,012.5	38,902.0
Total Debt	127,805.3	79,137.1
Cash and Cash Equivalents	11,394.6	7,652.5
Mutual Fund Units (current portion)	261.1	1,378.4
Total Investible Surplus	11,655.7	9,030.9
Net Debt/Shareholders’ Equity	1.1	0.77